UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

(Report No. 4)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 21, 2022, IceCure Medical Ltd. (the “Company”) issued a press release titled: “IceCure Medical Ltd. Announces Pricing of $14.5 Million Public Offering Priced At-The-Market Under Nasdaq Rules,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (the “Report”).

On December 20, 2022, the Company issued a press release titled: “IceCure Medical Ltd. Announces Proposed Public Offering,” a copy of which is furnished as Exhibit 99.2 with this Report.

The press releases furnished herewith are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-258660 and Registration No. 333-267272) and Form S-8 (Registration No. 333-262620 and Registration No. 333-264578), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release titled: “IceCure Medical Ltd. Announces Pricing of $14.5 Million Public Offering Priced At-The-Market Under Nasdaq Rules”.
99.2	Press release titled: “IceCure Medical Ltd. Announces Proposed Public Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: December 21, 2022	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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